Exhibit 99.1

Ossen Innovation Announces Loan Financing of its Jiujiang Subsidiary

SHANGHAI, June 26, 2019 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that its subsidiary, Ossen (Jiujiang) Innovation Materials Co., Ltd. (“Ossen Jiujiang”), borrowed funds pursuant to two loans in the aggregate principal amount of RMB 129.5 million (approximately US$18.9 million) from the Bank of Shanghai.

Pujiang International Group Limited (“Pujiang”), a Cayman Islands company which is listed in Hong Kong and which indirectly owns 65.9% of Ossen Innovation, has provided the guarantees and cash collateral for such loans. The loans carry an annual interest rate of 3.915%. One loan has a term of six months and the other loan a term of one year. The Company anticipates that Ossen Jiujiang will be able to roll over these loans when they become due. Ossen Jiujiang expects to use the proceeds of such loans primarily for planned capital expenditures in the expansion of zinc coated production capacity.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen Innovation has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province, respectively.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com

Phone: +86-21-6888-8886
Web: www.osseninnovation.com

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